Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-218485

Prospectus Supplement No. 2

(To U.S. Exchange Offer Prospectus filed with the U.S. Securities and Exchange Commission on August 15, 2017)

This prospectus supplement no. 2 (this “Supplement”) is supplemental to, forms part of and must be read in conjunction with the U.S. Exchange Offer Prospectus, filed with the U.S. Securities and Exchange Commission on August 15, 2017, as supplemented by prospectus supplement dated August 21, 2017 (the “Prospectus”), relating to the voluntary public takeover offer (the “exchange offer”) of Linde Public Limited Company (the “Bidder”) to the shareholders of Linde Aktiengesellschaft (“Linde AG”) to acquire all ordinary bearer shares of Linde AG without par value. This Supplement has neither been reviewed nor approved by the German Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht)(“BaFin”). In connection with the exchange offer, the Bidder published a German language amendment to the exchange offer document (the “Amendment of the Exchange Offer”) and an English translation thereof on the internet at http://www.lindepraxairmerger.com on October 23, 2017. This Supplement and the English translation of the Amendment of the Exchange Offer are identical in all substantive respects. To the extent that there is any inconsistency between any information in this Supplement and any other information in, or incorporated by reference into, the Prospectus, in each case as of the date of this Supplement, the information in this Supplement will prevail.

Mandatory publication

in accordance with Sections 34, 21 para. 1 sent. 1 no. 3, para. 2 sent. 1 in conjunction with Section 14 para. 3 sent. 1

German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz)

Shareholders of Linde Aktiengesellschaft, particularly shareholders with a place of residence, registered office or habitual abode outside of Germany, should pay particular attention to the information in Section 1, Section 5.5, Section 13.3(13) and Section 13.9 of the offer document published on August 15, 2017 as well as in Section 1 of this offer amendment.

AMENDMENT

OF THE

VOLUNTARY PUBLIC TAKEOVER OFFER

(EXCHANGE OFFER)

by

Linde Public Limited Company

The Priestley Centre, 10 Priestley Road, Surrey Research Park, Guildford, Surrey GU2 7XY

United Kingdom to the shareholders of

Linde Aktiengesellschaft

Klosterhofstraße 1, 80331 Munich

Germany to acquire all ordinary bearer shares of Linde Aktiengesellschaft without par value for

1.540 ordinary shares of Linde Public Limited Company

for

each tendered share of Linde Aktiengesellschaft

Extended Acceptance Period:

August 15, 2017 to November 7, 2017 at 24:00 hours (Central European Time)

Linde Aktiengesellschaft Shares:	ISIN DE0006483001
Tendered Linde Aktiengesellschaft Shares:	ISIN DE000A2E4L75
Linde PLC Shares:	ISIN IE00BZ12WP82

Neither the U.S. Securities and Exchange Commission nor any U.S. state securities commission or regulatory authority has approved or disapproved of the securities to be issued in connection with the business combination or passed upon the adequacy or accuracy of this document. Any representation to the contrary is a criminal offense under U.S. law. Information about the exchange offer is contained in this document and in the offer document published on August 15, 2017, which we urge you to read. In particular, see Section “1. Risk Factors” beginning on page 1 in Annex 3 of the offer document published on August 15, 2017.

The date of this Supplement is October 23, 2017.

-i-

1.	General Information

1.1	Implementation of the Exchange Offer according to the provisions of the German Securities Acquisition and Takeover Act

On August 15, 2017, Linde PLC, registered under the laws of Ireland and with its registered office at Ten Earlsfort Terrace, Dublin 2, D02 T380, Ireland and principal executive offices at The Priestley Centre, 10 Priestley Road, Surrey Research Park, Guildford, Surrey GU2 7XY, United Kingdom, published the Offer Document in accordance with the Takeover Act to all Linde Shareholders regarding its voluntary public takeover offer in the form of an exchange offer to acquire all Linde Shares.

This document amends and supplements the Offer Document. The Offer Document must be read and interpreted together with this amendment of the offer (the “Amendment of the Exchange Offer”). Unless otherwise provided for in this Amendment of the Exchange Offer, the provisions contained in the Offer Document continue to apply unchanged. Terms defined in the Offer Document have the same meaning as in the Offer Document when used in this Amendment of the Exchange Offer.

This Amendment of the Exchange Offer is exclusively carried out in accordance with German law, in particular in accordance with Section 21 Takeover Act, and applicable provisions of the securities laws of the United States, including the Exchange Act and Securities Act. With the Amendment of the Exchange Offer, the Bidder is not making any public offer pursuant to any laws other than the laws of Germany and the laws of the United States. Consequently, no other announcements have been made in respect of the Amendment of the Exchange Offer and/or the Exchange Offer outside of Germany or the United States, unless required by mandatory law, and no other registrations, permissions or approvals have been applied for or granted in respect of the Amendment of the Exchange Offer and/or the Exchange Offer. As a result, Linde Shareholders cannot rely upon the application of foreign laws for investor protection.

1.2	Publication and dissemination of the Amendment of the Exchange Offer

The Offer Document was published in German to all Linde Shareholders by (i) making an announcement on the internet at http://www.lindepraxairmerger.com, and (ii) keeping copies available for distribution free of charge for all Linde Shareholders through the Settlement Agent (Deutsche Bank Aktiengesellschaft (inquiries regarding the Offer Document should be directed by mail to Taunusanlage 12, 60325 Frankfurt am Main, by facsimile at +49 69 91038794 or by email at dct.tender-offers@db.com)). The Bidder has provided a non-binding English translation of the Offer Document to the Linde Shareholders in the same way. Pursuant to Sections 24, 21 para. 2 sentence 1 in conjunction with Section 14, para. 3 sentence 1 Takeover Act, this Amendment of the Exchange Offer will be published in German to all Linde Shareholders by (i) making an announcement on the internet at http://www.lindepraxairmerger.com, and (ii) keeping copies available for distribution free of charge for all Linde Shareholders through the Settlement Agent (Deutsche Bank

Aktiengesellschaft (inquiries regarding the Amendment of the Exchange Offer should be directed by mail to Taunusanlage 12, 60325 Frankfurt am Main, by facsimile at +49 69 91038794 or by email at dct.tender-offers@db.com)). The Bidder will provide a non-binding English translation of the Amendment of the Exchange Offer to the Linde Shareholders in the same way.

The announcement pursuant to Sections 34, 21 para. 2 sentence 1 in conjunction with Section 14 para. 3 sentence 1 no. 2 Takeover Act regarding the (i) availability of the Amendment of the Exchange Offer through the Settlement Agent for distribution free of charge and (ii) the internet address under which this Amendment of the Exchange Offer is published, was published by the Bidder in the German Federal Gazette (Bundesanzeiger) on October 23, 2017.

As soon as practicable after the publication of the Amendment of the Exchange Offer, a non-binding English translation of the Amendment of the Exchange Offer will be filed with the SEC as a prospectus supplement pursuant to Rule 424(b)(3) of the Securities Act. This prospectus supplement is supplemental to, and part of and must be read in conjunction with, the U.S. Exchange Offer Prospectus, which was filed with the SEC on August 15, 2017, relating to the Exchange Offer. It can be located on the SEC’s EDGAR system at http://www.sec.gov/edgar/searchedgar/companysearch.html. On this website, search for “Linde PLC” under “company name”. The non-binding English translation of the Amendment of the Exchange Offer will also be available for free on the internet at http://www.lindepraxairmerger.com and can be obtained from the Settlement Agent for distribution free of charge upon request.

The Bidder has also announced by way of an English language press release in the United States where copies of the non-binding English translation of the Amendment of the Exchange Offer will be available free of charge.

The aforementioned publications serve the purpose of complying with the mandatory provisions of the Takeover Act as well as the Securities Act and the Exchange Act. Except as set forth above, no publications of the Amendment of the Exchange Offer are intended.

This Amendment of the Exchange Offer shall not constitute the publication of an offer or an advertisement of an offer pursuant to laws and regulations of jurisdictions other than those of Germany and the United States. In particular, this Amendment of the Exchange Offer, or any summary or excerpt thereof, shall not be directly or indirectly distributed, disseminated or circulated outside of Germany or the United States or, without requiring a prospectus within the meaning of the EU Prospectus Regulation due to a public offer in other member states of the European Union or the European Economic Area, the European Union or the European Economic Area, if and to the extent such distribution, dissemination or circulation is not in compliance with applicable foreign regulations, or depends on the issuance of authorizations, compliance with official procedures or any other legal requirements, and such requirements are not satisfied.

The Bidder has not approved the publication, sending, distribution or dissemination of this Amendment of the Exchange Offer or other documents associated with the Exchange Offer by third parties outside of Germany or the United States. The Bidder is not responsible for ensuring that the publication, distribution, dissemination or circulation of this Amendment of the Exchange Offer outside of Germany and the United States is consistent with the provisions of legal systems other than those of Germany and the United States.

The Bidder makes this Amendment of the Exchange Offer available, upon request, to the Custodian Banks exclusively for distribution to the Linde Shareholders with domicile, registered office or habitual abode in Germany or the United States or, without requiring any public offer related prospectus within the meaning of the EU Prospectus Regulation in other member states of the European Union or the European Economic Area, the European Union or the European Economic Area. The Custodian Banks may not otherwise publish, send, distribute or disseminate this Amendment of the Exchange Offer, unless this takes place in accordance with applicable domestic and foreign legal provisions.

2.	Lowering of the Minimum Acceptance Ratio

The Exchange Offer and the agreements which come into existence as a result of accepting the Exchange Offer are subject to certain conditions subsequent (auflösende Bedingungen), including reaching the Minimum Acceptance Ratio of 139,228,554 Linde Shares, as described in more detail in Section 12.1.1 of the Offer Document (Minimum Tender Condition). As at the time of the publication of the Offer Document, this number of Linde Shares corresponded to 75% of all Linde Shares, excluding 95,109 Linde Treasury Shares held directly by Linde AG.

The Bidder has decided to lower the Minimum Acceptance Ratio to 111,382,843 Linde Shares and to amend the Exchange Offer accordingly. As at the time of the publication of this Amendment of the Exchange Offer this number of Linde Shares corresponds to 60% of all Linde Shares, excluding 95,109 Linde Treasury Shares held directly by Linde AG.

The Closing Condition under Section 12.1.1 of the Offer Document therefore now reads as follows:

“12.1.1	Minimum Tender Condition

At the time of the expiration of the Acceptance Period, the sum of the number of

(1)	Tendered Linde Shares (including those Linde Shares for which the acceptance of the Exchange Offer has been declared during the Acceptance Period but only becomes effective after the expiration of the Acceptance Period by transferring the Linde Shares to ISIN DE000A2E4L75 (WKN A2E 4L7)) for which the right to withdrawal has not been validly exercised in accordance with this Offer Document;

(2)	Linde Shares held directly by the Bidder, any member of Linde PLC Group or any other person acting jointly with the Bidder within the meaning of Section 2 para. 5 Takeover Act (excluding, for the avoidance of doubt, any Linde Treasury Shares);

(3)	Linde Shares that must be attributed to the Bidder or any member of Linde PLC Group in accordance with Section 30 Takeover Act;

(4)	Linde Shares for which the Bidder, any member of Linde PLC Group or any other person acting jointly with the Bidder within the meaning of Section 2 para. 5 Takeover Act has entered into an agreement outside of the Exchange Offer, giving them the right to demand the transfer of title of such Linde Shares; and

(5)	Linde Shares for which Irrevocable Undertakings have been executed and delivered to Linde PLC,

(Linde Shares that fall within the scope of several of the Sections 12.1.1(1) through 12.1.1(5) are counted only once) equals or is greater than 111,382,843 Linde Shares (60% of all Linde Shares entitled to voting rights existing at the time of the publication of the Amendment of the Exchange Offer, excluding, for the avoidance of doubt, any Linde Treasury Shares) (the “Minimum Acceptance Ratio”).”

3.	Determination regarding the Offer Consideration, in particular its adequacy

Due to the non-existence of a reference stock exchange price of Linde PLC, as described in Sections 10.3 and 10.4 of the Offer Document, EY has performed a valuation of Linde PLC as at the effective date of May 31, 2017 in accordance with the IDW S1 2008 standard. The IDW S1 2008 standard as well as the valuation methodology used for this valuation represent an adequate and generally accepted method for company valuations.

With regard to this Amendment of the Exchange Offer, EY added the valuation of Linde PLC for the scenario in which the Exchange Offer is accepted only in the amount required to reach the lowered Minimum Acceptance Ratio as described in Section 2 of this Amendment of the Exchange Offer. On this basis EY has come to the conclusion that the value per Linde PLC Offer Share as at the effective date May 31, 2017 is EUR 121.84, if the Exchange Offer is accepted for only 60% of all Linde Shares entitled to voting rights at the time of the publication of this Amendment of the Exchange Offer (excluding – for the avoidance of doubt – Linde Treasury Shares).

Value of offer consideration

Acceptance ratio	60%
Value per Linde PLC Share in EUR	121.84
Exchange ratio	1.54

Value of offer consideration in EUR	187.63

3-Month-Average-Price Linde AG in EUR	160.30

Therefore, the value per 1.540 Linde PLC Offer Shares under the Exchange Offer, as determined by EY, also exceeds the minimum value required for complying with the minimum price rules when assuming an acceptance of the Exchange Offer for 60% of the Linde Shares.

Against this background the Bidder believes that the Offer Consideration is adequate within the meaning of Section 31 para. 1 Takeover Act, as it includes an implied premium offered to Linde Shareholders.

4.	Extension of the Acceptance Period

With respect to Section 4.2 of the Offer Document (Acceptance Period), the Bidder points out that due to this Amendment of the Exchange Offer, the Acceptance Period is extended by two (2) weeks pursuant to Section 21 para. 5 Takeover Act and in accordance with Rule 14e-1 of the Exchange Act. The Acceptance Period will now expire on

November 7, 2017 at 24:00 hours (CET).

This extension of the Acceptance Period also applies even if the amended Exchange Offer would violate any laws.

Certain circumstances, which are described in more detail in Section 4.3 of the Offer Document, may lead to a further extension of the Acceptance Period.

5.	Additional Acceptance Period

Linde Shareholders who have not accepted the Exchange Offer during the extended Acceptance Period may still accept it within two (2) weeks after the Bidder has published the results of the Exchange Offer pursuant to Section 23 para. 1 sentence 1 no. 2 Takeover Act (“Additional Acceptance Period”), unless a Closing Condition set out in Section 12.1 of the Offer Document other than the Regulatory Condition has not been satisfied before the end of the extended Acceptance Period and has not been validly waived in advance. One such Closing Condition is that the Exchange Offer will only be successful if the Minimum Acceptance Ratio of 60% of Linde Shares (as described in more detail in Section 2 of this Amendment of the Exchange Offer) is reached at the expiration of the extended Acceptance Period, i.e. on November 7, 2017 at 24:00 hours (CET). If the Minimum Acceptance Ratio is not reached by November 7, 2017 at 24:00 hours (CET), the Exchange Offer will be terminated and there will be no Additional Acceptance Period. Accordingly, Linde Shareholders should not rely on the possibility of accepting the Exchange Offer during the Additional Acceptance Period.

Assuming the publication of the results of the Exchange Offer pursuant to Section 23 para. 1 sentence 1 no. 2 Takeover Act occurs on November 10, 2017, the Additional Acceptance Period starts on November 11, 2017, and expires on November 24, 2017 at 24:00 hours (CET). After the expiration of this Additional Acceptance Period, the Exchange Offer may no longer be accepted (except in the case of a potential Put Right in accordance with Section 39c Takeover Act).

6.	Rights of withdrawal

Pursuant to Sections 34, 21 para. 2 sentence 1 in conjunction with Section 14 para. 3 sentence 1 Takeover Act, the Bidder points out that every Linde Shareholder, if and to the extent such Linde Shareholder has accepted the Exchange Offer prior to the publication of this Amendment to the Exchange Offer, may withdraw from the agreements that were entered into as a consequence of the acceptance of the Exchange Offer in accordance with Section 21 para. 4 Takeover Act.

In addition, pursuant to Section 17.1(1) of the Offer Document, Tendering Linde Shareholders may, at any time until the expiration of the Acceptance Period, as extended, withdraw from the agreements that were entered into as a consequence of the acceptance of the Exchange Offer. The withdrawal right in the event of a competing offer (as described in Section 17.1(2) of the Offer Document) remains unaffected. The details of the exercise of withdrawal rights and the technical procedure are described in in more detail in Section 17.2 of the Offer Document.

Important notice:

Linde Shareholders who have already validly accepted the Exchange Offer and continue to wish to accept the Exchange Offer are not required to exercise their withdrawal right or to take any other action to obtain the Offer Consideration in accordance with the terms and conditions of the Exchange Offer.

7.	Notice in case of the occurrence of an adverse tax event

Each of Linde AG and Praxair may, in accordance with the Business Combination Agreement and irrespective of reaching the lowered Minimum Acceptance Ratio, terminate certain covenants contained in the Business Combination Agreement, such as the efforts to obtain regulatory approvals, prior to the Settlement of the Exchange Offer (as described in Section 8.3 of the Offer Document as well as Sections 1.6.2 and 6.10.1 in Annex 3 of the Offer Document). These rights to terminate the covenants exist in the event of an adverse tax event (as described in Section 6.10.1.1 in Annex 3 of the Offer Document), as well as in certain other circumstances. Such adverse tax event occurs if, as of a date of determination, which is no earlier than the date on which the results following the expiration of the

Additional Acceptance Period are published pursuant to Section 23 para. 1 sentence 1 no. 3 Takeover Act, the number of Tendered Linde Shares does not correspond to at least 74% of all Linde Shares outstanding as of this date of determination, as well as in certain other circumstances.

The occurrence of an adverse tax event may lead to the termination of certain covenants on the basis of such occurrence which would likely lead to a non-satisfaction of the Closing Conditions of the Exchange Offer and a failure to complete the Business Combination. The exercise of the termination right by Linde AG and/or Praxair is likely in case it appears necessary, from the perspective of the terminating party, in order to avert significant disadvantages from the respective company and/or its affiliated companies or their respective shareholders.

8.	Declaration of acceptance of responsibility for the contents of this Amendment of the Exchange Offer

Linde PLC, registered under the laws of Ireland and with its registered office at Ten Earlsfort Terrace, Dublin 2, D02 T380, Ireland and its principal executive offices at The Priestley Centre, 10 Priestley Road, Surrey Research Park, Guildford, Surrey GU2 7XY, United Kingdom assumes responsibility for the contents of this Amendment of the Exchange Offer, pursuant to Section 21 para. 3 in conjunction with Section 11 para. 3 Takeover Act and declares that, to the best of its knowledge, the information contained in this Amendment of the Exchange Offer is correct and no material facts are omitted.

9.	Signatures

London, October 23, 2017

Linde PLC

/s/ Andrew Brackfield	/s/ Richard Steinseifer
Andrew Brackfield Director	Richard Steinseifer Director